Exhibit 2.11

AMENDMENT NO. 2 TO

ASSET PURCHASE AGREEMENT

This Amendment No. 2 to Asset Purchase Agreement (this “Amendment”), is dated as of January 21, 2009 (the “Amendment Effective Date”) by and among Avago Technologies Limited, a company organized under the laws of Singapore (“Seller Parent”), Avago Technologies General IP (Singapore) Pte. Ltd., a company organized under the laws of Singapore (“Seller”), and Lite-On Technology Corporation, a Taiwan corporation (“Purchaser”) (each, a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Parties have previously entered into an Asset Purchase Agreement dated as of October 31, 2007 (the “Purchase Agreement”); a Non-Competition Agreement, dated as of October 31, 2007 (the “Non-Competition Agreement”); and an Amendment No. 1 to Asset Purchase Agreement and Non-Competition Agreement dated as of January 8, 2008 (the “Amendment No. 1”);

WHEREAS, the Purchase Agreement and Amendment No. 1 each provides that the parties thereto may amend such agreement at any time by written agreement of each party thereto;

WHEREAS, capitalized terms not defined in this Amendment have the respective meanings ascribed to such terms in the Purchase Agreement and Amendment No. 1; and

WHEREAS, a dispute has arisen between the Parties concerning the final sum due under the Asset Purchase Agreement and the condition of the Purchased Assets and China Purchased Assets and the Parties wish to fully and finally resolve all issues concerning that dispute by way of this Amendment; and

WHEREAS, a further dispute has arisen concerning alleged unlawful solicitation and/or hiring by Lite-On of certain former Avago employees, including [Name of Employees], and alleged unlawful removal and misuse of confidential information by Lite-On and/or such employees (all claims relating to such matters based on facts arising prior to execution of this Amendment shall be referred to herein as the “Employment Claims”);

WHEREAS, the Parties now mutually desire to amend the Purchase Agreement and Amendment No. 1 as set forth herein to reflect certain agreements of the Parties with respect to the matters set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.1 Section 2.5 of the Purchase Agreement

Pursuant to section 1.2 of Amendment No. 1, which adds a new section 2.5 to the Purchase Agreement, referring to a China Closing Date that may occur on any date mutually agreed to by the Parties, the Parties hereby agree that the China Closing Date shall occur on February 2, 2009.

1.2 Section 3.1 of the Purchase Agreement

Section 3.1 of the Purchase Agreement is hereby amended and stated in its entirety to read as follows:

“Purchase Price. The purchase price in respect to the purchase and sales transactions hereunder (the “Purchase Price”) shall be (a) an amount of cash equal to $18,600,000.00, and (b) the assumption of the Assumed Liabilities, which comprises the aggregate of the respective purchase prices to be paid for the Purchased Assets.”

1.3 Section 3.2(a) of the Purchase Agreement

Section 1.3 of Amendment No. 1 amends and restates section 3.2(a) of the Purchase Agreement. The second paragraph of section 3.2(a) of the Purchase Agreement is hereby further amended and restated in its entirety to read as follows.

“(ii) On the or before February 2, 2009, Purchaser shall, or shall cause one of its Affiliates to, pay to Seller (for its own account and as agent for any other Seller Party unless otherwise provided in any Local Asset Transfer Agreement) an amount equal to $1,000,000. The date Seller receives such payment shall be the “China Closing Date.” Such amount provided for in the immediately preceding sentence shall be payable in United States dollars in immediately available federal funds to the bank account or accounts designated by the Seller pursuant to Section 3.2(a)(i) above, or to such other bank account or accounts as shall be designated in writing by Seller no later than one Business Day prior to the China Closing Date.”

1.4 Settlement of Claims; Employment Claims

(a) Upon payment of the $1,000,000 as described in section 1.2 of this Amendment, each Party fully releases, waives, and forever discharges each of the other Parties, their officers, directors, successors in interest, subsidiaries and affiliates, from any and all claims, demands, actions, liabilities and causes of actions, of every kind and character, whether asserted or unasserted, known or unknown, suspected or unsuspected, in law or in equity, related to or arising from the purchase of or condition of the Purchased Assets or China Purchased Assets.

(b) Seller (for its own account and as agent for any other Seller Party) hereby previously notified the Purchaser that Seller drops its demands related to the Employment Claims made in the letter to Purchaser dated 3 October 2008. Seller reserves all rights to bring any action in the future related to employment matters should Purchaser improperly hire any Seller or Seller Party employee in the future.

1.5 Miscellaneous.

(a) Except as specifically provided for in this Amendment, the respective terms of the Purchase Agreement and Amendment No. 1 shall be unmodified and shall remain in full force and effect.

(b) This Amendment may be executed in counterparts, each of which shall be deemed to be an original and both of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Amendment.

(c) This Amendment shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Amendment nor any rights or obligations hereunder shall be assigned or delegated by either Party; provided, however, Purchaser may assign any or all of its rights and obligations under this Amendment to any wholly-owned (other than director qualifying shares) direct or indirect Subsidiary of Purchaser (provided that no such assignment shall release Purchaser from any obligation under this Amendment) or to a lender of Purchaser as collateral for bona fide indebtedness for money borrowed in connection with a merger, consolidation, conversion or sale of assets of Purchaser. This Amendment is not intended to confer upon any person or entity other than the Parties and their permitted assigns any rights or remedies.

(d) This Amendment may be amended only by a written instrument signed by each of the Parties. No provision of this Amendment may be extended or waived orally, but only by a written instrument signed by the Party against whom enforcement of such extension or waiver is sought. All notices and other communications provided for herein shall be dated and in writing.

(e) This Amendment and all claims arising out of this Amendment shall be governed by, and construed in accordance with, the Laws of Singapore, without regard to any conflicts of law principles that would result in the application of any law other than the law of Singapore.

THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 2 to Asset Purchase Agreement to be duly executed as of the Amendment Effective Date.

AVAGO TECHNOLOGIES LIMITED

By:	/s/ Pe Wynn Kin
Name: Pe Wynn Kin
Title: Company Secretary

AVAGO TECHNOLOGIES GENERAL IP (SINGAPORE) PTE. LTD.

By:	/s/ Pe Wynn Kin
Name: Pe Wynn Kin
Title: Company Secretary

LITE-ON TECHNOLOGY CORPORATION

By:	/s/ Rex Chuang
Name: Rex Chuang
Title: Sr. VP, OPTO

[Signature Page to APA Amendment No. 2]